UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL INFORMATION
The unaudited pro forma condensed combined financial information (the “Pro Forma Financial Information”) of Westport and Fuel Systems reflect various adjustments to give effect to the following transaction, and the resulting tax effects:

•
Westport plans to acquire Fuel Systems, pursuant to the terms of the amended merger agreement, for approximately $111.5 million. The $111.5 million is the market value of the Westport common shares at March 22, 2016 to be issued in exchange for shares of Fuel Systems common stock as at the closing date of the merger and the value of replacement securities issued attributable to pre-combination services. The $111.5 million purchase consideration uses an exchange ratio of 2.129 Westport shares for each Fuel Systems share. The amended merger agreement includes a collar mechanism which provides for different exchange ratio scenarios dependent on the volume weighted average price of a Westport common share on the NASDAQ during a specified measuring period. Additional disclosure and sensitivity analysis is provided in Notes 2 and 8.

•
Westport signed an agreement for additional financing which has resulted in $17.5 million in non-dilutive capital being received subsequent to December 31, 2015 and a further $17.5 million contingent upon the closing of the merger and other conditions as stipulated in the agreement.

The merger will be accounted for under the acquisition method of accounting for business combinations under U.S. GAAP, with Westport being the accounting and legal acquirer.
The unaudited pro forma condensed combined balance sheet as at December 31, 2015 (the “Pro Forma Balance Sheet”) is based on the historical consolidated balance sheets of Westport and Fuel Systems after giving effect to the merger and new financing as if they had occurred on December 31, 2015. Similarly, the unaudited pro forma condensed combined statement of operations and comprehensive (loss) income (the “Pro Forma Statement of Operations”) for the year ended December 31, 2015 is based on the historical consolidated statements of operations and comprehensive loss of Westport and Fuel Systems after giving effect to the merger and new financing as if they had occurred on January 1, 2015.
The historical consolidated financial information has been adjusted in the Pro Forma Financial Information to give effect to pro forma events that are (i) directly attributable to the merger and new financing, (ii) factually supportable and (iii) with respect to the Pro Forma Statement of Operations, are expected to have a continuing impact on the results of operations.
The Pro Forma Financial Information and adjustments have been prepared based upon currently available information and certain assumptions, which are described in the accompanying notes thereto. Given that the acquisition method of accounting is dependent upon certain valuations and other analyses that have yet to be completed; the assumptions, estimates and adjustments reflected in the Pro Forma Financial Information are preliminary and subject to change. The determination of the final acquisition and financing accounting and actual results may differ materially from the assumptions, estimates and adjustments reflected in the Pro Forma Financial Information. Furthermore, the accompanying Pro Forma Statement of Operations do not reflect the financial impact of any expected costs savings, synergies, integration costs or non-recurring activities and one-time transaction costs that may be realized or incurred in subsequent reporting periods.
The Pro Forma Financial Information are provided for information purposes only and are not intended to represent, or be indicative of, future anticipated financial results or the results that would have occurred had the merger been consummated on the dates indicated. The Pro Forma Financial Information and notes thereto should be read in conjunction with: (i) the historical audited and unaudited consolidated financial information and related notes of Westport, which are incorporated by reference into this proxy statement/prospectus, and (ii) the historical audited and unaudited consolidated financial information and related notes of Fuel Systems that are included in this proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined Balance Sheet

Westport Innovations Inc.
As at December 31, 2015
(in thousands, except per share data)

	Westport	Fuel Systems (as amended, Note 9)	Pro Forma Adjustments	Note Reference	Pro Forma Combined Westport/Fuel Systems	Financing (note 4)	Note Reference	Pro Forma Combined Westport/Fuel Systems and financing
Assets

Current assets:
Cash and cash equivalents	$27,143	$60,162	$—		$87,305	$35,000	4(a), 5(k)	$122,305
Short-term investments	696	1,000	—		1,696	—		1,696
Accounts receivable	37,160	44,524	—		81,684	—		81,684
Inventories	35,660	62,717	—	5(b)	98,377	—		98,377
Related party receivables	1,165	316	—		1,481	—		1,481
Other Assets	3,475	15,523	—	5(a)	18,998	—		18,998
	105,299	184,242	—		289,541	35,000		324,541
Long-term investments	31,111	—	—		31,111	—		31,111
Other assets	2,862	1,382	—		4,244	—		4,244
Property, plant and equipment	42,527	35,583	—	5(c)	78,110	—		78,110
Intangible assets	22,307	2,680	—	5(d)	24,987	—		24,987
Deferred income tax assets	2,538	4,552	—	5(a)	7,090	—		7,090
Goodwill	3,008	—	—		3,008	—		3,008
	209,652	228,439	—		438,091	35,000		473,091
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	57,454	49,647	—		107,101	—		107,101
Assumed Liabilities	—	—	9,866	5(e)	9,866	—		9,866
Current portion of deferred revenue	1,779	8,444	—		10,223	—		10,223
Current portion of long-term debt	8,257	9	—		8,266	—		8,266
Current portion of warranty liability	5,554	3,118	—		8,672	—		8,672
Related party payables	—	2,525	—		2,525	—		2,525
	73,044	63,743	9,866		146,653	—		146,653
Warranty liability	8,437	2,199	—		10,636	—		10,636
Long-term royalty payable	—	—	—		—	17,500	4(a), 5(k)	17,500
Long-term debt	54,190	—	—		54,190	17,500	4(a), 5(k)	71,690
Deferred revenue	1,513	2,256	—		3,769	—		3,769
Deferred income tax liabilities	3,570	751	—		4,321	—		4,321
Other long-term liabilities	1,302	5,403	—		6,705	—		6,705
	142,056	74,352	9,866		226,274	35,000		261,274
Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:
(102,935,626 post merger) Common shares	937,029	20	111,522	5(f)	1,048,571	—		1,048,571

Shares held in treasury	—	(20,742)	20,742	5(g)	—	—	—
Other equity instruments	16,460	—	—		16,460	—	16,460
Additional paid in capital	9,837	322,144	(322,144)	5(h)	9,837	—	9,837
Accumulated deficit	(863,348)	(101,286)	133,965	5(i)	(830,669)	—	(830,669)
Accumulated other comprehensive (loss) income	(32,382)	(46,049)	46,049	5(j)	(32,382)	—	(32,382)
Total stockholders' equity	67,596	154,087	(9,866)		211,817	—	211,817
Total liabilities and stockholders' equity	$209,652	$228,439	$—		$438,091	$35,000	$473,091

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss

Westport Innovations Inc.

For the year ended December 31, 2015
(in thousands, except per share data)

	Westport	Fuel Systems (as amended, see Note 10)	Merger	Note Reference	Pro Forma Combined Westport/Fuel Systems	Financing (note 4)	Note Reference	Pro Forma Combined Westport/Fuel Systems and financing
Product revenue	$97,844	$257,935	$—		$355,779	$—		$355,779
Service and other revenue	5,460	5,462	—		10,922	—		10,922
	103,304	263,397	—		366,701	—		366,701
Cost of revenue and expenses:
Cost of product and parts revenue	83,314	197,829	—		281,143	—		281,143
Research and development	52,777	18,743	—		71,520	—		71,520
General and administrative	35,201	44,092	(10,773)	6(c)	68,520	—		68,520
Sales and marketing	17,496	15,649	—		33,145	—		33,145
Foreign exchange (gain) loss	(11,601)	490	—		(11,111)	—		(11,111)
Depreciation and amortization	13,654	10,795	—		24,449	—		24,449
Bank charges, interest and other	378	435	—		813	—		813
Impairment	22,722	13,766	—		36,488	—		36,488
	213,941	301,799	(10,773)		504,967	—		504,967
Loss from operations	(110,637)	(38,402)	10,773		(138,266)	—		(138,266)
Income from investments accounted for by the equity method	18,317	—	—		18,317	—		18,317
Interest on long-term debt and amortization of discount	(5,529)	—	—		(5,529)	(4,047)	4(a), 6(d)	(9,576)
Interest and other income	192	763	—		955	—		955
Loss before income taxes	(97,657)	(37,639)	10,773		(124,523)	(4,047)		(128,570)
Income tax expense (recovery)	731	9,521	—		10,252	—		10,252
Net loss for the period	$(98,388)	$(47,160)	$10,773		$(134,775)	$(4,047)		$(138,822)
Net loss (income) attributable to non-controlling interest	—	25	—		25	—		25
Net loss attributable to Westport Fuel Systems	(98,388)	(47,135)	10,773		(134,750)	(4,047)		(138,797)
Other comprehensive (loss)	(16,889)	(19,647)	—		(36,536)	—		(36,536)
Comprehensive loss	$(115,277)	$(66,807)	$10,773		$(171,286)	$(4,047)		$(175,358)
Less: net comprehensive loss (income) attributable to the non-controlling interest	—	26	—		26	—		26
Comprehensive loss attributable to Westport Fuel Systems	(115,277)	(66,781)	10,773		(171,260)	(4,047)		(175,332)
Loss per share:
Basic and diluted	$(1.53)	$(2.55)	$—		$(1.31)	$—		$(1.35)
Weighted average common shares outstanding:
Basic and diluted	64,109,703	18,486,083	—		102,631,921	—		102,631,921

1.     Basis of Presentation
All financial data in these Pro Forma Financial Information are presented in United States Dollars and have been prepared in accordance with accounting policies that conform to U.S. GAAP and the rules and regulations of SEC Regulation S-X.
Financial information in the Westport and Fuel Systems columns in the Pro Forma Balance Sheet represents the historical condensed consolidated balance sheets of Westport and Fuel Systems as at December 31, 2015. Financial information presented in the Westport and Fuel Systems columns in the Pro Forma Statement of Operations and Comprehensive Loss represents the historical consolidated statements of operations of Westport and Fuel Systems for the year ended December 31, 2015.
The proposed merger will be accounted for under the acquisition method of accounting for business combinations pursuant to Accounting Standards Codification (“ASC”) No. 805-Business Combinations. ASC No. 805 requires, among other things, that the assets acquired and liabilities assumed be recognized at their fair values as of the proposed Merger date. ASC No. 820-Fair Value Measurements, which establishes a framework for measuring fair values, defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”

2.     Preliminary Purchase Consideration
Pursuant to the terms of the amended merger agreement, each share of Fuel Systems common stock issued and outstanding immediately prior to consummation of the proposed merger will be converted based on a collar mechanism into validly issued, fully paid and non-assessable Westport common shares as follows:

•
In the event that the NASDAQ volume weighted average price of Westport common shares during a specified measuring period ("VWAP") is equal to or greater than $2.37, then Fuel Systems stockholders will receive 2.129 Westport common shares per share of Fuel Systems stock on closing of the merger and through the exchange process.

•
In the event that Westport's VWAP is equal to or less than $1.64, then Fuel Systems stockholders will receive 3.0793 Westport common shares per share of Fuel Systems stock on closing of the merger and through the exchange process.

•
In the event that Westport's VWAP is greater than $1.64 and less than $2.37, then Fuel Systems stockholders will receive a number of Westport common shares per share of Fuel Systems stock equal to the quotient by dividing $5.05 by the Westport VWAP, rounded to four decimal places.

The specified measuring period will be the ten consecutive trading days ending on and including the trading day five business days prior to the anticipated closing date of the merger.
The exchange ratio will be adjusted appropriately to fully reflect the effect of any reclassification, stock split, reverse stock split or combination, exchange or readjustment of shares, or any stock dividend or distribution with respect to the shares of either Westport common shares or Fuel Systems common stock with a record date prior to completion of the merger as well in the event of certain other dilutive issuances by Westport. The exchange ratio used for preparation of the Pro Forma Financial Information was 2.129. For additional sensitivity analysis see Note 8. Based on this exchange ratio, the accompanying Pro Forma Financial Information reflect the preliminary purchase price for the proposed merger using Westport's share price on the date of March 22, 2016 as follows:

Purchase Consideration (in thousands, except share data)		Note Reference
Number of Fuel Systems common shares outstanding as of March 29, 2016	18,094,043	2	(iv)
Fuel Systems Restricted Stock Units ("RSU's")	160,882	2	(i)
Fuel Systems Options	—	2	(ii)
Total number of Fuel Systems common shares and RSU's outstanding as of close	18,254,925
Exchange ratio pursuant to the amended merger agreement	2.129
Number of Westport common shares to be issued to Fuel Systems shareholders	38,864,735
Add: Number of Westport shares outstanding and issued as of close	64,438,018	2	(iv)
Estimated number of common shares and RSU's of the combined company	103,302,753
Westport USD stock price as at March 22, 2016	$2.87
Implied consideration per share paid to Fuel Systems shareholders	$6.11	2	(iii)
Total Preliminary Purchase Consideration	$111,542

i.
A total of 374,340 restricted stock units will be assumed by Westport and are subject to, the same terms and conditions, including vesting terms, as were applicable immediately prior to the Merger. Of those 374,340 restricted stock units, 160,882 are attributed to pre-combination services and will convert at the exchange ratio of 2.129 pursuant to the amended merger agreement. The pre-combination restricted stock units are measured at fair value.
ii.
Represents the estimated number of Fuel System options that are "in-the money" as at March 22, 2016. Fuel Systems stock price as assessed under the Treasury Stock Method. Pursuant to the terms of the amended merger agreement, options that are out of the money immediately prior to the Merger shall automatically be canceled and forfeited for no consideration without any further action, and all rights with respect to such options shall terminate. As of March 22, 2016 all options are out of the money and are not expected to impact the pro-rata ownership of Westport and Fuel Systems upon consummation of the Merger.
iii.
The preliminary purchase price assumes a per share market value of Westport common shares of $2.87, which was the last reported sale price of the Westport common shares on the NASDAQ on March 22, 2016. The preliminary purchase price is subject to change based on fluctuations in Westport's stock price and changes in the exchange ratio based on the VWAP of Westport common shares during the specified measurement period. Additional sensitivity is performed in Note 8.

iv.
Fuel Systems common shares as of close are reconciled as follows:

Common shares outstanding as of December 31, 2015	18,094,043
Common shares issued between January 1, 2016 and close	—
Common shares outstanding as of close	18,094,043

Westport common shares of close are reconciled as follows:

Common shares outstanding as of December 31, 2015	64,380,819
Common shares issued between January 1, 2016 and close	57,199
Common shares outstanding as of close	64,438,018

3.     Preliminary Purchase Price Allocation
Assuming an acquisition date of December 31, 2015, the following is a preliminary estimate of the fair values of the assets to be acquired and the liabilities to be assumed by Westport from Fuel Systems in connection with the proposed merger:

Initial Accounting for a Business Combination Is Incomplete and Amounts Recognized Have Been Determined Only Provisionally
The estimated fair values of assets acquired and liabilities assumed are provisional and are based on the information that was available as of the acquisition date to estimate the fair value of assets acquired and liabilities assumed. Westport believes that information provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed, but Westport is waiting for additional information necessary to finalize those fair values. Therefore, the provisional measurements of fair value reflected are subject to change and such changes could be significant. Westport expects to finalize the valuation and complete the purchase price allocation as soon as practicable but no later than one year from the acquisition date.

Preliminary Purchase Price Allocation	December 31, 2015 Estimated Fair Values (in thousands)	Note Reference

Cash and cash equivalents	$60,162	(i)
Short-term investments	1,000	(i)
Accounts receivable	44,524	(i)
Related Party Receivable	316	(i)
Inventories	62,717	(ii)
Deferred income tax assets	4,552
Other Assets	16,905	(i)
Property, plant and equipment	35,583	(iii)
Intangible assets	2,680	(iv)
Total Assets acquired	228,439
Accounts payable and accrued liabilities	49,647	(i)
Related Party Payables	2,525	(i)
Assumed Liabilities	6,466	(vi)
Deferred revenue	10,700	(v)
Deferred income tax liabilities	751
Long-term debt	9
Warranty liability	5,317	(v)
Other long-term liabilities	5,403	(i)
Total Liabilities Assumed	80,818
Net Assets acquired	147,621
Bargain Purchase	36,079
Estimated Preliminary Purchase Price	$111,542

(i)
The book values of working capital accounts, such as cash and cash equivalents, accounts receivable, related party receivables, other assets, short-term investments, accounts payable, related, party payables, accrued liabilities, deferred revenue, and other long-term liabilities, are assumed to be representative of their estimated fair values given the short time frame until settlement.

(ii)
A fair value estimate of $62.7 million has been allocated to inventories acquired. The fair value of inventories is estimated based on the retail value less the sum of costs of disposal and a reasonable profit allocation for the selling effort of a market participant. For purposes of these unaudited Pro Forma Financial Information, the preliminary fair value estimate is determined by Westport using its current information of Fuel Systems’. The current estimate of fair value could vary materially from the fair value recorded upon acquisition and once a full valuation and analysis is completed.

(iii)
A fair value estimate of $35.6 million has been allocated to property, plant and equipment. For purposes of these unaudited Pro Forma Financial Information, Westport has estimated the fair value based on its current knowledge of Fuel Systems’ property, plant and equipment. Accordingly, this estimated of fair value and the remaining useful lives of the property, plant and equipment could vary materially from the final fair value recorded upon acquisition and once a full valuation and analysis is completed.

(iv)
A fair value estimate of $2.7 million has been allocated to intangible assets, primarily consisting of customer relationships, core technology and other intangibles. Westport has estimated the fair value and weighted-average useful lives based on its current knowledge of Fuel Systems. Accordingly, this estimated of fair value and the remaining useful lives of these intangibles could vary materially from the final fair value recorded upon acquisition and once a full valuation and analysis is completed.

(v)
Warranty liabilities of approximately $5.3 million and deferred revenue of $10.7 million on the historical financial information approximates the fair value of these financial obligations.

(vi)
The $6.5 million assumed liability is comprised of $1.1 million of compensation costs related to the change of control that will be triggered upon consummation of the merger, and $5.4 million of estimated transaction costs expected to be incurred by Fuel Systems subsequent to December 31, 2015 to complete the merger.

4.     Financing
(a)
On January 11, 2016, Westport announced that it had entered into a financing agreement with Cartesian Capital Group ("Cartesian") to support global growth initiatives. The financing agreement immediately provided $17.5 million in non-dilutive capital (the "Tranche 1 Financing"). In consideration for the funds provided to Westport, Cartesian is entitled to payments in respect of the Tranche 1 Financing based on the greater of (i) a percentage of amounts received by Westport on select HPDI and joint venture products in excess of agreed thresholds through 2025 and (ii) stated fixed amounts per annum.  The carrying value is being accreted to the expected redemption value using the effective interest method.
Westport expects to receive another $17.5 million (the "Tranche 2 Notes") contingent upon the completion of the merger with Fuel Systems' and other conditions as stipulated in the agreement. The Tranche 2 Notes bear interest at 9% and have a 5 year term. Under the original agreement, the Tranche 2 Notes are convertible into common shares by dividing the principal and interest outstanding by a valuation price of $2.31. On March 6, 2016, Westport signed an amended agreement with Cartesian. The amended agreement changed the valuation price from $2.31 to an amount to be determined and within a range that will be no less than $2.00 but no greater than $2.31. The final valuation price would provide the same percentage of fully diluted ownership in the common shares of Westport as Cartesian would have been entitled to prior to the amended merger agreement.
5.     Notes to Pro Forma Balance Sheet Adjustments
 The following summarizes the adjustments included in the "Pro Forma Adjustments" column in the accompanying Pro Forma Balance Sheet as of December 31, 2015:
(a)
Represents the estimated fair value assigned to other assets and deferred income tax assets acquired.

(b)
Represents the estimated fair value assigned to inventory acquired. See footnote (ii) under the "—Preliminary Purchase Price Allocation" section above for further discussion.

(c)
Represents the estimated fair value assigned to property, plant and equipment. See footnote (iii) under the "—Preliminary Purchase Price Allocation" section above for further discussion.

(d)
Represents the estimated fair value assigned to the intangible assets acquired. See footnote (iv) under the "—Preliminary Purchase Price Allocation" section above for further discussion.
(e)
Represents $3.4 million of estimated transaction costs expected to be incurred by Westport subsequent to December 31, 2015 to complete the merger and $6.5 million of the assumed liabilities as described under note 3(vi) of the " - Preliminary Purchase Price Allocation" section above.

(in thousands)
Accrual for Westport merger related transaction fees	$3,400
Accrual for Fuel Systems merger related transaction fees and assumed liabilities	6,466
Net pro forma adjustment to assumed liabilities	$9,866

(f)
Reflects adjustments to Westport and Fuel Systems combined common stock as follows:

(in thousands)
Preliminary estimated purchase consideration	$111,542
Elimination of Fuel Systems' historical common stock	(20)
Net pro forma adjustment to common stock	$111,522

(g)
Reflects the elimination of Fuel Systems' shares held in treasury of $20.7 million upon consummation of the Merger.
(h)
Reflects the elimination of Fuel Systems' additional paid-in capital of $322.1 million upon consummation of the Merger.
(i)
Reflects adjustments to Westport and Fuel Systems' combined accumulated deficit as follows:

(in thousands)
Elimination of Fuel Systems' historical accumulated deficit	$101,286
Add back portion of Fuel Systems' historical accumulated deficit that relates to non-controlling interests	—
Accumulated deficit adjustment related to Westport merger related transaction fees (see footnote 5(e))	(3,400)
Bargain Purchase (see footnote 3)	36,079
Net pro forma adjustment to common stock	$133,965

(j)
Reflects the elimination of Fuel Systems' historical accumulated other comprehensive loss of $46.0 million upon consummation of the merger.

(k)
Reflects $17.5 million in Tranche 1 Financing and $17.5 million of Tranche 2 Notes contingent upon the completion of the merger and other conditions as stipulated in the agreement. See Note 4 for a further discussion.

6.     Notes to the Pro Forma Statement of Operations and Comprehensive Loss

Adjustments included in the Pro forma Adjustments column are described as follows:
a)
In accordance with SEC Regulation S-X, the bargain purchase of $36.1 million recognized as a result of the preliminary purchase allocation (note 3) has not been recognized given that it is not expected to have a continuing impact on the future results of operations.

b)
The tax rules for each separate jurisdiction may require a different treatment for bargain purchases than that required under U.S. GAAP.  Tax rules often require the allocation of negative goodwill to certain assets through the use of the residual method, resulting in decreased tax bases. In the United States, for example, for tax purposes, the acquisition price is assigned to assets categorized in seven distinct asset classes, first to the assets in Class I and then successively through to Class VII. The consideration transferred is not allocated to a successive class until it has been allocated to the assets in the previous class based on their full fair values. This methodology can result in several classes of assets without tax bases and in temporary differences for a significant portion of all assets. The allocation of negative goodwill to reduce the tax bases of acquired net assets causes the book bases to exceed their respective tax bases, resulting in the recognition of deferred tax liabilities.   The recognition of deferred tax liabilities then results in a reduction in the bargain purchase gain for financial reporting, and may result in the recognition of goodwill.

(c)
Represents the elimination of $10.8 million of Westport and Fuel System transaction costs incurred during the year ended December 31, 2015. In accordance with SEC Regulation S-X, these transaction costs have been removed given that they are not expected to have a continuing impact on the future results of operations.

(d)
Represents the estimated interest on long-term debt and amortization of discount on Tranche 1 Financing and Tranche 2 Notes. See Note 4(a) for a further discussion.
The payments owing to Cartesian in respect of the Tranche 1 Financing are accounted for using the effective interest method with a notional interest rate being calculated based on the minimum fixed payments owing to Cartesian. The minimum fixed payments result in an effective interest rate of approximately 18% using this method. The effective interest rate actually required to be utilized could be higher if future joint venture earnings and, or future product sales are higher than the minimum fixed payments stipulated in the agreement.
The interest on the Tranche 2 Notes is calculated based on a 9% coupon rate as stipulated in the agreement.
7.     Earnings per Share ("EPS")
        The pro forma combined basic and diluted EPS metrics have been adjusted to reflect the pro forma combined net loss for the year ended December 31, 2015. In addition, the number of shares used in calculating the pro forma combined basic and diluted net loss per share has been adjusted to reflect the estimated total number of shares of common stock of Westport that would be outstanding as of the closing of the proposed merger. The pro forma amount of Westport shares is calculated by multiplying each Fuel Systems share by the exchange ratio of 2.129.
        The pro forma total number of shares of common stock of the combined company that would be outstanding after the closing of the proposed merger is 102,960,236. See the "—Preliminary Purchase Consideration" section above for additional information.
Following the consummation of the merger, Westport shareholders are expected to hold 62.6% of the shares of the combined Company and Fuel systems is expected to hold 37.4% of the shares of the combined company.

	December 31, 2015
	No. of shares used to compute net loss per share	Net loss per common share
	(in thousands)
Westport Historical	64,110	$(1.53)
Fuel Systems Historical	18,486	(2.55)

Westport Historical	64,110
Add: Westport shares issued to acquire Fuel Systems (1)	38,521
Pro Forma Combined Westport/Fuel Systems	102,632	$(1.31)
Pro Forma Combined Westport/Fuel Systems and financing (2)	102,632	$(1.35)

(1) Excludes restricted stock units which are not converted at the acquisition date.
(2) The Tranche 2 notes are convertible into common shares by dividing the principal and interest outstanding by a valuation price of $2.31. The notes are anti-dilutive and as a result have not been included to calculate net loss per common share.

8.    Sensitivity Analysis for purchase consideration

The amended merger agreement includes a collar mechanism which provides the following scenarios:

•
In the event that the NASDAQ VWAP of Westport common shares during a specified measuring period is equal to or greater than $2.37, then Fuel Systems stockholders will receive 2.129 Westport common shares per share of Fuel Systems stock on closing of the Merger and through the exchange process ("Scenario A").

•
In the event that Westport's VWAP is equal to or less than $1.64, then Fuel Systems stockholders will receive 3.0793 Westport common shares per share of Fuel Systems stock on closing of the merger and through the exchange process ("Scenario B").

•
In the event that Westport's VWAP is greater than $1.64 and less than $2.37, then Fuel Systems stockholders will receive a number of Westport common shares per share of Fuel Systems stock equal to the quotient by dividing $5.05 by the Westport VWAP, rounded to four decimal places ("Scenario C").

The specified measuring period will be the ten consecutive trading days ending on and including the trading day five business days prior to the anticipated closing date of the merger.

Scenario A is used throughout these pro formas to calculate preliminary purchase consideration of $111.5 million. The following table provides sensitivity analysis of preliminary purchase consideration, bargain purchase, and estimated percentage ownerships for the three scenarios (dollar amounts in thousands).

			Estimated Percentage Ownership (3)
Scenario	Preliminary Purchase Consideration	Bargain Purchase	Westport	Fuel Systems
A	$111,542	36,079	62.6%	37.4%
B (1)	$92,188	55,433	53.6%	46.4%
C (2)	$94,492	53,129	58.5%	41.5%

(1) Assumes a VWAP of $1.64, a share exchange ratio of 3.0793, and a closing Westport common share price of $1.64.
(2) Assumes a VWAP of $2.00, a share exchange ratio of 2.5250, and a closing Westport common share price of $2.05.
(3) Estimated percentage ownerships are calculated on a non-dilutive basis and do not contemplate the conversion of the Cartesian Tranche 2 Notes, or the conversion of restricted share units and performance share units.

9. Amended Fuel Systems historical balance sheet to conform to Westport's presentation

Fuel Systems Solutions, Inc.
Unaudited Condensed Consolidated Balanced Sheets
As at December 31, 2015
(in thousands, except share data)

Reclassification adjustments represent adjustments to conform the presentation of Fuel Systems' historical balance sheet to Westport's historical balance sheet.

	Fuel Systems (as reported)	Adjustments	Note	Fuel Systems (as amended)
Assets
Current assets:
Cash and cash equivalents	$60,162	$—		$60,162
Short-term investments	1,000	—		1,000
Accounts receivable	44,524	—		44,524
Inventories	62,717	—		62,717
Current portion of deferred income tax assets	—	—		—
Related party receivable	316	—		316
Other Assets	15,523	—		15,523
	184,242	—		184,242
Other assets	1,382	—		1,382
Property, plant and equipment	35,583	—		35,583
Intangible assets	2,680	—		2,680
Deferred income tax assets	4,552	—		4,552
Goodwill	—	—		—
	$228,439	$—		$228,439

9. Amended Fuel Systems historical balance sheet to conform to Westport's presentation (continued):

Reclassification adjustments represent adjustments to conform the presentation of Fuel Systems' historical balance sheet to Westport's historical balance sheet (in thousands).

	Fuel Systems (as reported)	Reclassification Adjustments	Note Reference	Fuel Systems (as amended)
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$34,117	$15,530	7(i)	$49,647
Accrued expenses	26,859	(26,859)	7(i)	—
Income taxes payable	233	(233)	7(i)	—
Current portion of deferred revenue	—	8,444	7(i)	8,444
Current portion of long-term debt	9	—		9
Related party payables	2,525	—		2,525
Current portion of warranty liability	—	3,118	7(i)	3,118
	63,743	—		63,743
Warranty liability	—	2,199	7(ii)	2,199
Long-term debt	—	—		—
Deferred revenue	—	2,256	7(ii)	2,256
Deferred income tax liabilities	751	—		751
Other long-term liabilities	9,858	(4,455)	7(ii)	5,403
	74,352	—		74,352
Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:
Common shares	20	—		20
Shares held in treasury	(20,742)	—		(20,742)
Other equity instruments		—		—
Additional paid in capital	322,144	—		322,144
Accumulated deficit	(101,286)	—		(101,286)
Accumulated other comprehensive income	(46,049)	—		(46,049)
Total Equity	154,087	—		154,087
Total Liabilities and Equity	$228,439	$—		$228,439
(i)
Accrued Expenses includes $3.1 million of accrued warranty, $15.3 million of accounts payable and accrued liabilities, and $8.4 million of deferred revenue, and have been reclassified to conform with Westport's presentation. $0.2 million of income tax payable has been reclassified to accounts payable and accrued liabilities.

(ii)
Other liabilities include $2.2 million of accrued warranty, $2.3 million of deferred revenue, and have been reclassified to conform with Westport's presentation.

10. Amended Fuel Systems financial statement to conform to Westport's presentation

Fuel Systems
Unaudited Statement of Operations and Comprehensive Loss For the year ended December 31, 2015
(in thousands, except share data)
Reclassification adjustments represent adjustments to conform the presentation of Fuel Systems' historical statement of operations to Westport's historical statement of operations (in thousands).

	Fuel Systems	Reclassification Adjustments	Note Reference	Fuel Systems (as amended)
Product revenue	$263,397	$(5,462)	9(i)	$257,935
Service and other revenue	—	5,462	9(i)	5,462
	263,397	—		263,397
Cost of revenue and expenses:
Cost of product and parts revenue	204,023	(6,194)	9(ii)	197,829
Research and development	21,223	(2,480)	9(iii)	18,743
General and administrative	—	44,092	9(iv)	44,092
Sales and marketing	—	15,649	9(iv)	15,649
Selling, general and administrative expense	61,862	(61,862)	9(iv)	—
Foreign exchange (gain) loss	—	490	9(vii)	490
Depreciation and amortization	—	10,795	9(ii), (iii), (iv), (v)	10,795
Bank charges, interest and other	—	435	9(viii)	435
Impairments	13,766	—		13,766
	300,874	925		301,799
Loss from operations	(37,477)	(925)		(38,402)

Interest income (expense), net	(21)	21	9(viii)	—
Other income (expenses), net	(141)	141	9(vi)	—
Interest and other income	—	763	9(vii), (viii), (vi)	763
Loss before income taxes	(37,639)	—		(37,639)
Income tax expense (recovery)	9,521	—		9,521
Net loss for the period	(47,160)	—		(47,160)
Net loss (income) attributable to non-controlling interest	25	—		25
Net loss attributable to Fuel Systems Solutions, Inc	(47,135)	—		(47,135)
Other comprehensive loss, net of tax except for foreign currency items	(19,647)	—		(19,647)
Comprehensive loss	(66,807)	—		(66,807)
Less: net comprehensive loss attributable to the non-controlling interest	26	—		26
Comprehensive loss attributable to Fuel Systems Solutions, Inc	$(66,781)	$—		$(66,781)

(i)
Fuel Systems does not disaggregate its revenue into product revenue and service and other revenue. Within Fuel Systems' revenue is $5.5 million of service and other revenue which has been reclassified to conform with Westport's historical statement of operations.

(ii)
Fuel Systems includes depreciation and amortization within cost of product and parts revenue. $6.2 million of depreciation and amortization has been reclassified from cost of product and parts revenue to conform with Westport's historical statement of operations.

(iii)
Fuel Systems includes depreciation and amortization within research and development expenses. $2.5 million of depreciation and amortization has been reclassified from research and development to conform with Westport's historical statement of operations.

(iv)
Fuel Systems records all general and administrative and sales and marketing expenses in selling, general and administrative expenses. To conform with Westport's historical statement of operations $45.8 million has been reclassified to general and administrative expenses and $16.0 million to sales and marketing. General and administrative expenses includes $1.7 million of depreciation and amortization which has been reclassified to conform with Westport's historical statement of operations. Sales and marketing includes $0.4 million of depreciation and amortization which has been reclassified to conform with Westport's historical statement of operations.

(v)
Fuel Systems uses function based presentation whereas depreciation and amortization are consolidated into each associated financial information line item. As Westport used nature presentation,Westport has reclassified Fuel Systems depreciation and amortization from these associated financial information line items to one consolidated line ("Depreciation and Amortization") to conform with Westport's historical statement of operations. Depreciation and amortization is made up of the following:

(in thousands)
Depreciation and amortization reclassification from cost of product and parts revenue	$6,194
Depreciation and amortization reclassification from research and development	2,480
Depreciation and amortization reclassification from sales marketing	388
Depreciation and amortization reclassification from general and administrative	1,733
$10,795

(vi)
Fuel Systems recognized $0.1 million of other expenses, net. To conform with Westport's historical statement of operations this balance has been transferred from other income (expenses), net and has been reclassified to interest and other income.

(vii)
Fuel Systems recognized $0.5 million of net losses on foreign exchange in other income (expenses), net. To conform with Westport's presentation $0.5 million of net losses on foreign exchange has been reclassified to foreign exchange (gain) loss.

(viii)
Fuel Systems recognized $0.4 million of bank charges, interest, other within interest income (expense), net. To conform with Westport's historical statement of operations $0.4 million of interest income (expense), net has been reclassified to bank charges, interest and other. Fuel Systems recognized $0.4 million of interest income within interest income (expense). To conform with Westport's historical statement of operations $0.4 million of interest income (expense) has been reclassified to interest and other income.

Selected Financial Data

	Year Ended,				Nine months ended	Year Ended
	December 31,				December 31,	March 31,
	2015	2014	2013	2012	2011	2011

	(thousands, except weighted average shares outstanding)
Revenues and Income
Total Revenues	103,304	130,569	164,032	155,626	87,696	36,775
Loss from Continuing Operations	(115,277)	(159,387)	(194,210)	(108,298)	(59,075)	(47,963)
Net Loss	(98,388)	(149,618)	(185,410)	(98,774)	(45,794)	(42,142)

Per Share Data
Loss per share - basic and diluted	(1.53)	(2.37)	(3.22)	(1.83)	(0.96)	(1.00)
Weighted Average Shares Outstanding
Basic	64,109,703	63,130,022	57,633,190	54,072,513	47,933,348	42,305,889
Diluted	64,109,703	63,130,022	57,633,190	54,072,513	47,933,348	42,305,889

Financial Position
Total Assets	209,652	337,695	491,671	490,077	325,762	232,193
Long-term debt	62,447	78,542	66,013	80,722	86,145	25,222
Stockholders' Equity	67,596	168,008	322,902	336,081	152,590	181,228

Summary Pro-Forma

Year Ended
December 31, 2015
(in thousands, except per share amounts)
Pro Forma Statement of Operations Data combined Westport/Fuel Systems
Net loss for the period	$(134,775)
Loss per share, basic	$(1.31)
Loss per share, diluted	$(1.31)

Pro Forma Statement of Operations Data combined Westport/Fuel Systems and financing
Net loss for the period	$(138,822)
Loss per share, basic	$(1.35)
Loss per share, diluted	$(1.35)

At December 31, 2015
(in thousands)
Pro Forma Balance Sheet Data combined Westport/Fuel Systems
Cash and cash equivalents	87,305
Total Assets	438,091
Total Liabilities	226,274
Stockholder's Equity	211,817

Pro Forma Balance Sheet Data combined Westport/Fuel Systems and financing
Cash and cash equivalents	122,305
Total Assets	473,091
Total Liabilities	261,274
Stockholder's Equity	211,817

As of and for the Year Ended December 31, 2015
Westport Innovations Inc.
Earnings (Loss) Per Share, Basic	(1.53)
Earnings (Loss) Per Share, Diluted	(1.53)
Book value per share	1.05
Cash Dividends	—
Fuel Systems Solutions, Inc
Earnings (Loss) Per Share, Basic	(2.55)
Earnings (Loss) Per Share, Diluted	(2.55)
Book value per share	8.34
Cash Dividends	—
Pro Forma Combined Westport/Fuel Systems (Unaudited)
Earnings (Loss) Per Share, Basic	(1.31)
Earnings (Loss) Per Share, Diluted	(1.31)
Book value per share	2.05
Pro Forma Combined Westport/Fuel Systems and financing (Unaudited)
Earnings (Loss) Per Share, Basic	(1.35)
Earnings (Loss) Per Share, Diluted	(1.35)
Book value per share	2.05